Exhibit 99.12

August 27, 2007

RS INVESTMENT TRUST

RS Internet Age Fund

388 Market Street

San Francisco, California 94111

RS INVESTMENT TRUST

The Information Age Fund

388 Market Street

San Francisco, California 94111

Ladies and Gentlemen:

We have acted as counsel in connection with the Agreement and Plan of Reorganization (the “Agreement”) dated May 17, 2007, by and among RS Investment Trust, a Massachusetts business trust (the “Trust”), on behalf of The Information Age Fund (“Acquiring Fund”), and on behalf of RS Internet Age Fund (“Acquired Fund”). The Agreement describes a transaction (the “Transaction”) to occur as of the date of this letter (the “Closing Date”), pursuant to which Acquiring Fund will acquire substantially all of the assets of Acquired Fund in exchange for shares of beneficial interest in Acquiring Fund (“Acquiring Fund Shares”) and the assumption by Acquiring Fund of all of the liabilities of Acquired Fund following which the Acquiring Fund Shares received by Acquired Fund will be distributed by Acquired Fund to its shareholders in liquidation and termination of Acquired Fund. This opinion as to certain U.S. federal income tax consequences of the Transaction is furnished to you pursuant to Section 8.5 of the Agreement. Capitalized terms not defined herein are used herein as defined in the Agreement.

Acquired Fund is a separate series of an open-end, registered investment company of the management type, which is registered under the Investment Company Act of 1940, as amended (the “1940 Act”). Shares of Acquired Fund are redeemable at net asset value, plus any applicable sales charge, at each shareholder’s option. Acquired Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”).

Acquiring Fund is also a separate series of an open-end, registered investment company of the management type, which is registered under the 1940 Act. Shares of Acquiring Fund are also redeemable at net asset value, plus any applicable sales charge, at each shareholder’s option. Acquiring Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Code.

For purposes of this opinion, we have considered the Agreement, the Combined Prospectus/Proxy Statement dated June 11, 2007 and such other items as we have deemed necessary to render this opinion. In addition, you have provided us with letters dated as of the date hereof, representing as to certain facts, occurrences and information upon which you have indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

The facts to which you have represented in paragraph 5 of the letter from Acquiring Fund and paragraph 6 of the letter from Acquired Fund, each dated as of the date hereof, support the conclusion that, following the Transaction, Acquiring Fund will continue the business of Acquired Fund as an open-end investment company that invests in equities in the information technology sector.

Notwithstanding some differences between Acquired Fund and Acquiring Fund, various factors demonstrate the similarity between Acquired Fund’s and Acquiring Fund’s historic investment activities. Acquired and Acquiring Fund have identical investment objectives (namely, both funds seek long-term capital appreciation). The funds also have overlapping investment strategies: they both invest in significant measure in stocks of companies in the technology sector, although Acquired Fund is focused on one specific sub-sector of technology, the Internet.(1)   Acquiring Fund invests principally in the information technology sector.(2)  While, Acquired Fund invests principally in companies that RS Investments believes are likely to benefit from the development of the Internet.(3)

The holdings of Acquired Fund and Acquiring Fund are also similar. As of September 30, 2006(4) (the “comparison date”), a randomly selected date that reflects the funds’ portfolios without

(1) The investment strategies of the two funds are sufficiently similar that the Acquiring Fund “Prospectus dated October 9, 2006, as supplemented from time to time” states that “RS Investments expects that the [Acquiring] Fund and the RS Internet Age Fund will hold a number of investments in common in the future. However, the investment portfolio of the [Acquiring] Fund will likely include investments in a number of large-capitalization companies in which the RS Internet Age Fund might not invest, and the RS Internet Age Fund may engage in short sales.”

(2) The Acquiring Fund “Prospectus dated October 9, 2006, as supplemented from time to time” states that “Companies in the information technology sector include companies that RS Investments considers to be principally engaged in the development, production, or distribution of products or services related to the processing, storage, transmission, or presentation of information or data.”

(3) The Acquired Fund “Prospectus dated October 9, 2006, as supplemented from time to time” states that the fund may invest in “(i) companies that provide access, infrastructure, content, products, or services to Internet companies or Internet users; (ii) companies engaged in e-commerce; and (iii) other companies in any industry that RS Investments believes are likely to benefit as a direct or indirect result of the growth of the Internet.”

(4) September 30, 2006 is the comparison date used for all data, except for the R-squared data and standard deviation data.

reference to the Transaction, 100% of the non-cash assets of both funds were invested in equity. Both funds invested a significant portion of their non-cash assets in domestic equity, with 85.1% of Acquiring Fund’s holdings and 78% of Acquired Fund’s holdings comprised of domestic equity. The funds shared a total asset allocation overlap of 92.77%

A comparison of the funds’ portfolios indicates that, as of the comparison date, the funds held stocks with similar characteristics, including market capitalization. Based on the funds’ portfolios on the comparison date, the funds were placed in almost identical Morningstar Style Boxes (the Acquired Fund was placed in the “Mid High Growth” box while Acquiring Fund was placed in the “Small/Mid High Growth” box). Based on the funds’ portfolio holdings, Morningstar categorized the two funds identically as “US Open End Specialty-Technology.”  The funds’ portfolio holdings are very similar in terms of market capitalization. As of the comparison date, the funds had a similar average market capitalization of $1.61 billion for Acquired Fund and $2.31 billion for Acquiring Fund. Using the three size categories (small, mid and large) of the Morningstar Style Box classifications, as of the comparison date, the percentage of net assets that the two funds invested in stocks of varying market capitalizations demonstrates that both funds invested at least 50.58% of their respective non-cash assets in small cap stocks, 23.12% of their respective non-cash assets in mid-cap stocks, and 13.96% of their respective non-cash assets in large-cap stocks—a total market capitalization overlap of 87.66%. Upon further dividing these three size categories into nine size and style Morningstar Style Box sub-classifications (small: small growth, small core, small value; mid: mid growth, mid core, mid value; large: large growth, large core, large value), one can see that the funds shared a total sub-classification market capitalization overlap of 85.27%.

The funds’ portfolios reflect comparable sector diversification. As of the comparison date, the funds’ equity investments were compared using three broad industry sectors. Looking at the three broad sectors, the funds shared a total sector overlap of 75.89%. Each fund had over half of its equities invested in the information sector (with a 50.89% overlap), a smaller percentage of its equities invested in the service sector (with a 22.84% overlap), and only a very small percentage of its equities invested in the manufacturing sector (with a 2.16% overlap). The fact that the funds both invested to the greatest degree in the information sector is significant in that the information sector, as of the comparison date, comprised only 20.1% of the S&P 500 Index. Also, the fact that the funds both invested only a small percentage of their equities in the manufacturing sector (4.53% for Acquired Fund and 2.16% for Acquiring Fund) is significant in that the manufacturing sector, as of the comparison date, comprised 33.43% of the S&P 500 Index. Furthermore, the two funds had the same top three sub-sector categories: business services, hardware and software, although they invested in each sub-sector category to varying degrees. The sub-sector focus is also significant in that the top three sub-sectors of the S&P 500 Index, as of the comparison date, did not include either business services, hardware or software.

In terms of regional exposure, as of the comparison date, at least 78% of the non-cash assets of both funds were invested in the United States. Both funds invested a smaller percentage of their non-cash assets in Asia (14% for Acquired Fund and 9.1% for Acquiring Fund), the Cayman Islands (4.7% for Acquired Fund and 4.7% for Acquiring Fund), and Europe (1.2% for Acquired Fund and 1.1 for Acquiring Fund). The funds shared a total regional exposure overlap of 93%

Finally, the two funds had comparable portfolio statistics. As of October 31, 2006(5), both funds were insignificantly correlated with the S&P 500 Index— for the three years preceding October 31, 2006, Acquiring Fund and Acquired Fund had an R-Squared versus the S&P 500 Index of 0.51 and 0.47, respectively.(6)  Also, as of October 31, 2006, the funds had similar volatility levels, as reflected in three years standard deviations from mean return of 22.52 for Acquired Fund and 22.43 for Acquiring Fund, compared to a 7.34 standard deviation for the S&P 500 Index over the same period.(7)  The funds both had very low dividend yields (0.00 for Acquired Fund and 0.14 for Acquiring Fund), which is not unusual for technology sector stocks.(8)  They also had price to earnings ratios that are significantly higher than the S&P 500 Index (33.59 for Acquired Fund and 27.23 for Acquiring Fund).(9)

The specific characteristics described above (the relative figures and percentages in terms of performance, asset allocation, and risk profile) do not constitute fixed aspects of Acquired Fund and Acquiring Fund’s investment strategies. Rather, they reflect the fact that the funds’ similar investment strategies have led them to react similarly (by choosing similar portfolios) to the market conditions in place up until the comparison date.

Given the similarity of the funds, on the date of the Transaction, at least 33 1/3% of Acquired Fund’s portfolio assets will not be required to be sold by virtue of the investment objectives, strategies, policies, risks or restrictions of Acquiring Fund. Acquiring Fund has no plan or intention to change any of its investment objectives, strategies, policies, risks or restrictions after the Transaction. After the Transaction, Acquiring Fund will invest all assets acquired from Acquired Fund in a manner consistent with the funds’ shared investment strategies, as described above and reflected by the aforementioned portfolio data.

(5) R-squared data and standard deviation data is from October 31, 2006.

(6) According to Morningstar, R-Squared ranges from 0 to 100 and reflects the percentage of a fund’s movements that are explained by movements in a particular benchmark, in this case the S&P 500 Index. A low R-Squared indicates that very few of the fund’s movements are explained by movements in its benchmark index. An R-Squared measure of 0.51, for example, means that only 51% of the fund’s movements can be explained by movements in the particular benchmark index.

(7) Standard deviation is a statistical measure of the range of a fund’s performance. The greater the standard deviation, the greater the fund’s volatility. Approximately 68% of the time, the total returns of any given fund are expected to differ from its mean total returns by no more than plus or minus the standard deviation figure. Ninety-five percent of the time, a fund’s total returns should be within a range of plus or minus two times the standard deviation from its mean.

(8) Morningstar computes the dividend yield by taking the average of the dividends per share of each company in the portfolio over the trailing one-year period as a percentage of the current stock price. As of the comparison date, the dividend yield factor for the S&P 500 Index is 1.86.

(9) The price to earnings ratio of a stock describes the price of a share relative to the earnings of the underlying asset. The average U.S. equity price to earnings ratio is usually around 14. As of the comparison date, the average price to earnings ratio for the S&P 500 Index is 15.55.

Based on the foregoing representations and assumptions and our review of the documents and items referred to above, we are of the opinion that generally for U.S. federal income tax purposes:

(i)

The Transaction will constitute a reorganization within the meaning of Section 368(a) of the Code, and Acquiring Fund and Acquired Fund each will be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

(ii)

Under section 1032 of the Code, no gain or loss will be recognized by Acquiring Fund upon the receipt of the assets of Acquired Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Acquired Fund;

(iii)

Under section 362(b) of the Code, the basis in the hands of Acquiring Fund of the assets of Acquired Fund transferred to Acquiring Fund in the Transaction will be the same as the basis of such assets in the hands of Acquired Fund immediately prior to the transfer;

(iv)

Under section 1223(2) of the Code, the holding periods of the assets of Acquired Fund in the hands of Acquiring Fund will include the periods during which such assets were held by Acquired Fund;

(v)

Under section 361 of the Code, no gain or loss will be recognized by Acquired Fund upon the transfer of Acquired Fund’s assets to Acquiring Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Acquired Fund, or upon the distribution of Acquiring Fund Shares by Acquired Fund to its shareholders in liquidation;

(vi)

Under section 354 of the Code, no gain or loss will be recognized by Acquired Fund shareholders upon the exchange of their Acquired Fund shares for Acquiring Fund Shares;

(vii)

Under section 358 of the Code, the aggregate basis of Acquiring Fund Shares a Acquired Fund shareholder receives in connection with the Transaction will be the same as the aggregate basis of his or her Acquired Fund shares exchanged therefor;

(viii)

Under section 1223(1) of the Code, a Acquired Fund shareholder’s holding period for his or her Acquiring Fund Shares will be determined by including the period for which he or she held the Acquired Fund shares exchanged therefor, provided that he or she held such Acquired Fund shares as capital assets; and

(ix)

Acquiring Fund will succeed to and take into account the items of Acquired Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Regulations thereunder.

We express no view with respect to the effect of the reorganization on any transferred asset as to which any unrealized gain or loss is required at the end of a taxable year (or on the termination or transfer thereof) under federal income tax principles.

Notwithstanding the foregoing, the Code requires that certain contracts or securities (including, in particular, futures contracts, certain foreign currency contracts, “non-equity” options and investments in “passive foreign investment companies”) be marked to market (treated as sold for their fair market value) at the end of a taxable year (or upon their termination or transfer), and Acquired Fund’s taxable year will end as a result of the Reorganization.

In connection with this opinion, we call your attention to Revenue Ruling 87-76, 1987-2 C.B. 84, published by the Internal Revenue Service (“IRS”). In that ruling, the IRS held that the so-called “continuity of business enterprise” requirement necessary to tax-free reorganization treatment was not met in the case of an acquisition of an investment company which invested in corporate stocks and bonds by an investment company which invested in municipal bonds. Specifically, the IRS based its ruling on its conclusion that the business of investing in corporate stocks and bonds is not the same line of business as investing in municipal bonds. We believe that the IRS’s conclusion in this ruling has always been questionable. In addition, a series of private letter rulings issued in July 2005 suggests that the IRS’s position on this issue is evolving: the IRS relied upon historic business representations to conclude that the reorganization satisfied the continuity of business enterprise requirement. However, even if the IRS’s 1987 revenue ruling were a correct statement of law, the facts of this Transaction are distinguishable from those in the ruling.

We believe that Acquiring Fund and Acquired Fund are both engaged in the same line of business:  each is an open-end management investment company that seeks to invest in significant measure in stocks of companies that are in the information technology sector. The funds’ portfolios are similar with respect to non-cash asset allocation (100% in stocks), market capitalization (with a 87.66% overlap), sector diversification (with a 75.89% overlap) and regional exposure (with a 93% overlap). After the Transaction, Acquiring Fund will continue that line of business for the benefit of the stockholders of both Acquired and Acquiring Funds. While Acquiring Fund will dispose of securities formerly held by Acquired Fund, these dispositions will be fully consistent with the shared historic investment policies of both Funds and all proceeds generated by such dispositions will be reinvested in a manner fully consistent with such policies. In these circumstances, we are of the opinion that Acquiring Fund will have continued the historic business of Acquired Fund for the benefit of, among others, the historic stockholders of Acquired Fund, and that the continuity of business enterprise doctrine should, as a result, be fulfilled. Because Revenue Ruling 87-76 is the only ruling on which taxpayers can rely (i.e., the only ruling that is not a private letter ruling) dealing specifically with the application of the “continuity of business enterprise” requirement to a reorganization involving investment companies, however, our opinion cannot be free from doubt. No ruling has been or will be obtained from the IRS as to the subject matter of this opinion and there can be no assurance that the IRS or a court of law would concur with the opinion set forth above.

Our opinion is based on the Internal Revenue Code of 1986, as amended, Treasury Regulations, Internal Revenue Service rulings, judicial decisions, and other applicable authority,

all as in effect on the date of this opinion. The legal authorities on which this opinion is based may be changed at any time. Any such changes may be retroactively applied and could modify the opinions expressed above.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP